[GRAPHIC OMITTED]




June 18, 2001

American Trans Air, Inc.
7337 West Washington Street
Indianapolis, IN 46251-0609

Amtran, Inc.
7337 West Washington Street
Indianapolis, IN 46251-0609


Attention:   Mr. J. George Mikelsons
             Chairman of the Board
             Mr. John P. Tague
             President and Chief Executive Officer

                $175,000,000 3-Year Reducing Revolving Credit Facility
                                COMMITMENT LETTER

Ladies and Gentlemen:

Citicorp USA, Inc. ("Citicorp") is pleased to inform American Trans Air, Inc. (the "Company") of Citicorp's commitment to provide the Company the entire amount of a $175,000,000 three year reducing revolving credit facility (the "Facility") and to act as Administrative Agent for the Facility, subject to the terms and conditions of this letter and the attached Annex I (collectively, and together with the Fee Letter referred to below, this "Commitment Letter"). The proceeds of the Facility will be used to acquire 100% of the outstanding (approximately 3.1 million shares) public shares of the common stock, without par value, of Amtran, Inc. ("Amtran"), and certain employee options to purchase shares of such stock, for a total purchase price not to exceed $82.0 million, to pay transaction expenses associated therewith, and to provide for the ongoing working capital needs and general corporate purposes of Amtran and its subsidiaries.

Section 1. Conditions Precedent. Citicorp's commitment hereunder is subject to: (i) Citicorp's not having discovered or otherwise becoming aware of information not previously disclosed to Citicorp that Citicorp reasonably believes to be materially inconsistent with its understanding, based on the information provided to Citicorp prior to the date hereof, of the business, operations, properties, assets, financial condition, contingent liabilities or material agreements of the Company; (ii) the preparation, execution and delivery of mutually acceptable loan documentation (the "Operative Documents"); (iii) the absence of (A) any material adverse change in the business, condition (financial or otherwise), operations or properties of Amtran and its subsidiaries, taken as a whole, since December 31, 2000, and
(B) any change in loan syndication, financial or capital market conditions generally that, in the judgment of Salomon Smith Barney Inc. ("SSBI", and together with Citicorp, "Citi/SSB"), would materially impair syndication of the Facility; (iv) the accuracy and completeness in all material respects of all representations that the Company makes to Citi/SSB and all information that the Company furnishes to Citi/SSB, in each case in connection with this Commitment Letter, and the Company's compliance in all material respects with the terms of this Commitment Letter; and (v) the payment in full of all fees, expenses and other amounts payable under this Commitment Letter.

Section 2. Commitment Termination. Citicorp's commitment hereunder will terminate on the earlier of (a) the date the Operative Documents become effective, and (b) October 31, 2001. Before such date, Citicorp may terminate its commitment hereunder if any event occurs or information becomes available that, in its reasonable judgment (after providing the Company a reasonable period to cure, but only if such event or information is capable of being cured (as determined by Citicorp in its sole discretion)), results or is reasonably likely to result in the failure to satisfy any condition set forth in Section 1.

Section 3. Syndication. Citicorp reserves the right, before or after the execution of the Operative Documents, to syndicate all or a portion of its commitment to one or more other financial institutions that will become parties to the Operative Documents pursuant to a syndication to be managed by SSBI in consultation with the Company (the financial institutions becoming parties to the Operative Documents being collectively referred to herein as the "Lenders"). SSBI will manage all aspects of the syndication in consultation with the Company, including the timing of all offers to potential Lenders, the determination of the amounts offered to potential Lenders, the acceptance of commitments of the Lenders and the compensation to be provided to the Lenders.

The Company shall take all action as SSBI may reasonably request to assist SSBI in forming a syndicate acceptable to SSBI. The Company's assistance in forming such a syndicate shall include but not be limited to: (i) making senior management and representatives of the Company available to participate in information meetings with potential Lenders at such times and places as SSBI may reasonably request; (ii) using the Company's reasonable best efforts to ensure that the syndication efforts benefit from the Company's lending relationships; and (iii) providing SSBI with all information reasonably deemed necessary by it to successfully complete the syndication.

To ensure an effective syndication of the Facility, the Company agrees that until the termination of the syndication (as determined by SSBI), the Company will not, and will not permit any of its affiliates to, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt facility or debt security (including any renewals thereof) other than (i) the financing of the acquisition of aircraft from The Boeing Company (excluding bank debt incurred to directly finance the purchase of aircraft), (ii) indebtedness incurred to finance Amtran's training facility, including, without limitation, indebtedness to finance the acquisition of real estate and a flight simulator, and (iii) general operating leases of aircraft, without the prior written consent of SSBI (which consent shall not be unreasonably withheld).

Citicorp will act as the sole Agent for the Facility and SSBI will act as sole syndication agent. No additional agents, co-agents or arrangers will be appointed, or other titles conferred, without the consent of SSBI and Citicorp.

Section 4. Fees. In addition to the fees described in Annex I, the Company shall pay the fees set forth in that certain letter agreement dated the date hereof (the "Fee Letter") between the Company and Citi/SSB. The terms of the Fee Letter are an integral part of Citicorp's commitment hereunder and constitute part of this Commitment Letter for all purposes hereof.

Section 5. Indemnification. The Company shall indemnify and hold harmless Citi/SSB, each Lender and each of their respective affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an "Indemnified Party") from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and disbursements of external counsel), joint or several, that may be incurred by or asserted or awarded against any Indemnified Party (including, without limitation, in connection with any investigation, litigation or proceeding or the preparation of a defense in connection therewith), in each case arising out of or in connection with or by reason of this Commitment Letter or the Operative Documents or the transactions contemplated hereby or thereby or any actual or proposed use of the proceeds of the Facility, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct. In the case of an investigation, litigation or other proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by the Company, any of its directors, security holders or creditors, an Indemnified Party or any other person or an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.

No Indemnified Party shall have any liability (whether in contract, tort or otherwise) to the Company or any of its security holders or creditors for or in connection with the transactions contemplated hereby, except for direct damages (as opposed to special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings)) determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct.

Section 6. Costs and Expenses. The Company shall pay, or reimburse Citi/SSB on demand for, all reasonable out-of-pocket costs and expenses incurred by Citi/SSB

(whether incurred before or after the date hereof) in connection with the Facility and the preparation, negotiation, execution and delivery of this Commitment Letter, including, without limitation, the reasonable fees and expenses of external counsel, regardless of whether any of the transactions contemplated hereby are consummated. The Company shall also pay all costs and expenses of Citi/SSB (including, without limitation, the reasonable fees and disbursements of external counsel) incurred in connection with the enforcement of any of its rights and remedies hereunder.

Section 7. Confidentiality. By accepting delivery of this Commitment Letter, the Company agrees that this Commitment Letter is for the Company's confidential use only and that neither its existence nor the terms hereof will be disclosed by the Company to any person other than the Company's and Amtran's officers, directors, employees, accountants, attorneys and other advisors, and then only on a confidential and "need to know" basis in connection with the transactions contemplated hereby; provided, however, that the Company may make such other public disclosures of the terms and conditions hereof as the Company is required by law, in the opinion of the Company's counsel, to make. For the avoidance of doubt, this Commitment Letter may be disclosed to a Special Committee of Amtran's Board of Directors formed to consider the acquisition of shares referred to in the introductory paragraph of this Commitment Letter and, subject to the restrictions set forth in the immediately preceding sentence with respect to Amtran, to the Special Committee's attorneys and financial and other advisors.

Section 8. Representations and Warranties of the Company. The Company represents and warrants that (i) all information (other than the projections referred to in clause (ii) below) that has been or will hereafter be made available to Citi/SSB, any Lender or any potential Lender by the Company or any of its representatives in connection with the transactions contemplated hereby is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in the light of the circumstances under which they were or are made and (ii) all financial projections, if any, that have been or will be prepared by the Company and made available to Citi/SSB, any Lender or any potential Lender have been or will be prepared in good faith based upon reasonable assumptions (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond the Company's control, and that no assurance can be given that the projections will be realized). The Company agrees to supplement the information and projections from time to time until the Operative Documents become effective so that the representations and warranties contained in this paragraph remain correct.

In providing this Commitment Letter, Citi/SSB is relying on the accuracy of the information furnished to it by or on behalf of the Company and its affiliates without independent verification thereof.

Section 9. No Third Party Reliance, Etc. The agreements of Citi/SSB hereunder and of any Lender that issues a commitment to provide financing under the Facility are made solely for the benefit of the Company and may not be relied upon or enforced by any other person. Please note that those matters that are not covered or made clear herein are subject to mutual agreement of the parties. The Company may not assign or delegate any of its rights or obligations hereunder without Citi/SSB's prior written consent. This Commitment Letter may not be amended or modified except in a written agreement signed by all parties hereto. This Commitment Letter is not intended to create a fiduciary relationship among the parties hereto.

The Company should be aware that Citi/SSB and/or one or more of its affiliates may be providing financing or other services to parties whose interests may conflict with the Company's interests. Consistent with Citi/SSB's longstanding policy to hold in confidence the affairs of its customers, neither Citi/SSB nor any of its affiliates will furnish confidential information obtained from the Company to any of Citi/SSB's other customers. Furthermore, neither Citi/SSB nor any of its affiliates will make available to the Company confidential information that Citi/SSB obtained or may obtain from any other customer.

Section 10. Governing Law, Etc. This Commitment Letter shall be governed by, and construed in accordance with, the law of the State of New York. This Commitment Letter sets forth the entire agreement between the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto. This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Commitment Letter. Delivery of an executed counterpart of a signature page to this Commitment Letter by telecopier shall be as effective as delivery of an original executed counterpart of this Commitment Letter. Sections 3 through 8, 10 and 11 hereof shall survive the termination of Citicorp's commitment hereunder.

Section 11. Waiver of Jury Trial. Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter or the transactions contemplated hereby or the actions of the parties hereto in the negotiation, performance or enforcement hereof.

Please indicate the Company's acceptance of the provisions hereof by signing the enclosed copy of this Commitment Letter and the Fee Letter and returning them to Stephen Sellhausen, Managing Director, Salomon Smith Barney Inc., 390 Greenwich Street, New York, New York 10013 (fax: 212-816-7076) at or before 11:00 p.m. (New York City time) on June 18, 2001, the time at which Citicorp's commitment hereunder (if not so accepted prior thereto) will terminate. If the Company and Amtran elect to deliver this Commitment Letter by telecopier, please arrange for the executed original to follow by next-day courier.

Very truly yours,

SALOMON SMITH BARNEY INC.

By /s/ J. Gregory Davis
   ---------------------
    Name: J. Gregory Davis
          Attorney-in-fact


CITICORP USA, INC.

By /s/ J. Gregory Davis
   ---------------------
    Name: J. Gregory Davis
    Title: Vice President



ACCEPTED AND AGREED
on June 18, 2001:


AMERICAN TRANS AIR, INC.

By /s/ Kenneth K. Wolff
   -------------------------------------
   Name: Kenneth K. Wolff
   Title: Executive Vice President & CFO


AMTRAN, INC.

By /s/ Kenneth K. Wolff
   -------------------------------------
   Name: Kenneth K. Wolff
   Title: Executive Vice President & CFO

                                                                       Annex I



                             STRICTLY CONFIDENTIAL

                        SUMMARY OF TERMS AND CONDITIONS
                      ___________________________________
                     $175 Million Secured Credit Facility

Borrower:                         American Trans Air, Inc. (the "Borrower").

Borrower Parent:                  Amtran, Inc. ("Amtran").

Lead Arranger,
Book Manager and
Syndication Agent:               Salomon Smith Barney Inc. (the "Syndication
                                 Agent" or "Arranger").

Administrative Agent:            Citicorp USA, Inc. (the "Administrative
                                 Agent")

Lenders: Citicorp USA, Inc. and such other lenders as may be mutually acceptable to Amtran and the Arranger (collectively, the "Lenders").

Description of Credit Facility:  A three-year Secured Reducing Revolving
                                 Credit Facility in an aggregate principal amount of $175 million (the "Secured Credit Facility").

Letter of Credit:                A portion of the Secured Credit Facility
                                 not in excess of $50 million will be
                                 available for the issuance of letters of credit on terms to be mutually agreed upon.

Purpose: The Secured Credit Facility will be used to finance the acquisition (the "Acquisition") of all the outstanding public shares (which acquired shares will be canceled) of the common stock, without par value, of Amtran other than those owned by certain members of the management of Amtran and J. George Mikelsons (the amount available for the acquisition of the shares not to exceed $82.0 million in the aggregate), to pay related transaction fees and expenses, to purchase rotables and to provide for the ongoing working capital needs and general corporate purposes of Amtran and its subsidiaries. Amounts to be used by Amtran shall be made available by inter-company loan.

Availability:                    Loans under the Senior Secured Facility
                                 will be available at any time prior to the final maturity of the Senior Secured

                                 Facility. Amounts repaid under the Senior
                                 Secured Facility may be reborrowed.

Closing Date:                    The date upon which all conditions
                                 precedent have been met (which date shall be no later than October 31, 2001).

Interest Rates and Interest
Periods: At the Borrower's option, any Advance that is made to it will be available at the rates and for the Interest Periods stated below:

                                 Base Rate:  a fluctuating rate equal to
                                 Citibank, N.A.'s Base Rate plus the Applicable Margin.

                                 Eurodollar Rate: a periodic fixed rate equal to LIBOR plus the Applicable Margin.

                                 The Eurodollar Rate will be fixed for
                                 Interest Periods of 1, 2, 3, or 6 months, or if the Lenders shall agree at such time, 9 or 12 months, at the option of the Borrower.

                                 Upon the occurrence and during the
                                 continuance of any Event of Default, each Eurodollar Rate Advance will convert to a Base Rate Advance at the end of the Interest Period then in effect for such Eurodollar Rate Advance.

Applicable Margin:               The Applicable Margin means the applicable
                                 margin for Base Rate Advances or Eurodollar
                                 Rate Advances, as the case may be, specified in the attached Pricing Grid, based on the Borrower's long-term senior secured bank debt ratings.

                                 Upon the occurrence and during the
                                 continuance of any Event of Default,
                                 the Applicable Margin will increase
                                 by 200 basis points per annum.

Letter of Credit Fronting Fee:   12.5 bps.

Collateral:                      The Secured Credit Facility will be secured
                                 by (collectively, the "Collateral"): a
                                 first-priority, perfected lien on all assets, including aircraft, receivables, engines, rotables and other equipment of the Borrower and its subsidiaries, and including all of the capital stock of the Borrower's domestic subsidiaries. The Lenders may have to share in the Collateral with a fuel hedge provider
                                 (if any)
                                 to the Borrower, provided that the terms of the fuel hedge are reasonably acceptable to the Arranger.

Collateral Maintenance:          Reasonable and customary for facilities of
                                 this type. All assets will be appraised and physically inspected on or before the Closing
                                 Date. Thereafter, in addition to
                                 reevaluations based on changes in
                                 Collateral, all assets will be appraised on or before each anniversary of the Closing
                                 Date. Such subsequent appraisals will be updated desk-top appraisals. All appraisals will be on a basis acceptable to the Arranger.

                                 With respect to spare engines, parts and rotables, the Borrower shall also provide a monthly statement setting forth the current book value of these assets.

                                 With respect to aircraft, the value used in calculating the Borrowing Base will be the appraised value as determined by the most recent annual appraisal.

                                 With respect to parts, rotables and spare engines, the value used to calculate the Borrowing Base will be the lesser of the most recent appraised value and the most recent book value set forth in the monthly certificate.

Borrowing Base:                  The available commitment shall not exceed the
                                 Borrowing Base. The Borrowing Base shall consist of the sum of:

                                 70% of the value of each L-1011-50 aircraft pledged, and 70% of the value of the L-1011-50 engines for such aircraft pledged, 75% of the value of each 727-Stage 3 aircraft pledged and 75% of the value of the 727-Stage 3 aircraft engines for such aircraft pledged (other than any of the fourteen 727-Stage 3 aircraft and related engines currently on lease to the Borrower and expected to be purchased by the Borrower and substantially simultaneously sold to the Borrower's joint venture with The Boeing Company), 70% of the value of each L-1011-500 aircraft pledged and 70% of the value of the L-1011-500 engines for such aircraft pledged, 70% of the value of aircraft engines deemed acceptable to the Lenders and Amtran for such aircraft not included in the Borrowing Base, 70% of the value of the eligible rotables pledged (provided, however, the total value of rotables used in determining the Borrowing Base shall not exceed $75 million), 80% of the value of the eligible receivables pledged and 60% of the value of all other eligible assets included in the Borrowing Base.

                                 Monthly Borrowing Base compliance
                                 certificates will be required.

Mandatory Prepayments and
Commitment Reductions:           Customary for credit facilities of this type
                                 including, but not limited to:

                                 (a) mandatory commitment reductions and, thereafter, to the extent necessary, mandatory prepayments in the event of any disposition of any Collateral and other assets by Amtran or any of its subsidiaries in amounts equal to 100% of the proceeds of such disposition (other than proceeds of disposition of any aircraft sold to the joint venture with The Boeing Company referred to under the Borrowing Base above); provided that (i) in the case of the disposition of any Collateral, (A) Amtran and its subsidiaries will be permitted to reinvest 100% of the proceeds of such disposition in eligible Collateral if such reinvestment is made within 90 days of such disposition; and
                                 (B) mandatory commitment reductions (and mandatory prepayments) in the event of the disposition of Collateral will not be required for up to $10 million in aggregate in proceeds so long as amounts outstanding under the Secured Credit Facility do not exceed the Borrowing Base (at the time of and after giving effect to such disposition of Collateral) and no Default shall have occurred and be continuing; and (ii) in the case of the disposition of any other assets,
                                 (A) Amtran and its subsidiaries will be
                                 permitted to reinvest 100% of the net
                                 proceeds (after the repayment of any debt secured by such assets) of such disposition in the business of Amtran if such reinvestment is made within 180 days of such disposition; and (B) mandatory commitment reductions (and mandatory prepayments) upon the disposition of such other assets will not be required for up to $15 million in the aggregate in proceeds so long as amounts outstanding under the Secured Credit Facility do not exceed the Borrowing Base (at the time of and after giving effect to such disposition of other assets) and no Default shall have occurred and be continuing;

                                 (b) mandatory commitment reductions and, thereafter to the extent necessary, mandatory prepayments upon any loss of or damage to any Collateral which cannot or is not repaired in amounts equal to the greater of the insurance proceeds of such loss or damage or the value of such Collateral; and

                                 (c) upon delivery of a Borrowing Base
                                 certificate, mandatory prepayment to the extent outstandings under the Secured Credit Facility exceed the Borrowing Base as set forth in such certificate.

                                 Mandatory commitment reductions under clause
                                 (a) above will not be required to be made to the extent such reductions would reduce the available commitments under the Secured Credit Facility to less than $100 million (or $125 million in the event the scheduled commitment reductions as of December 31, 2002 shall be limited to that amount, as described under "Amortization" below).

                                 Available commitments under the Secured
                                 Credit Facility will be reduced in connection with (a) any debt issuance, excluding any purchase money debt incurred for the acquisition of aircraft, engines, rotables, flight-related equipment and real estate used for a training facility, as well as debt subordinate to the Secured Credit Facility incurred to redeem preferred stock and other indebtedness (if any) permitted under the Secured Credit Facility (each such exclusion subject to the limitation on indebtedness set forth in the financial covenants described below) after the Closing Date by Amtran or any of its subsidiaries by an amount equal to 100% of the proceeds of such issuance and (b) any equity issuance (excluding issuances of employee stock options but not the proceeds of the exercise of any such options) after the Closing Date by Amtran or any of its subsidiaries by an amount equal to 50% of the proceeds of such issuance.

Voluntary Prepayments:           Outstanding loans under the Secured Credit
                                 Facility may be voluntarily prepaid without penalty subject to three business days irrevocable prior notice; provided, however, that LIBOR breakage costs, if any, shall be for the account of the Borrower.

Guarantees:                      Guarantees shall be delivered by Amtran and
                                 all of its direct and indirect, current and future domestic subsidiaries of Amtran (other than the Borrower).

Amortization:                    The Secured Credit Facility will mature on
                                 the date that is three years from the Closing
                                 Date, and will be subject to an automatic reductions in the aggregate commitment amount to $160 million on March 31, 2002, $145 million on June 30, 2002, $135 million on September 30, 2002 and $100 million on
                                 December 31, 2002; provided, however, that the commitments shall be reduced to $125 million as of December 31, 2002 if (a) the leverage ratio of Amtran and its consolidated subsidiaries, taken as a whole, as of September 30, 2002 does not exceed a mutually agreed upon level and (b) for a period of not fewer than 60 consecutive days during the 90-day period ending on December 31, 2002, no principal of or interest on the Secured Credit
                                 Facility has been outstanding and there has been no drawing on any letter of credit issued under the Secured Credit Facility.

Financial Covenants:             Customary for credit facilities of this type
                                 and others to be reasonably specified by the Arrangers, including, but not limited to, the following:

                                 o Maximum Lease Adjusted Debt to EBITDAR Ratio;
                                 o Minimum EBITDAR to Fixed Charges Ratio; and
                                 o Minimum net worth (excluding non-cash write-
                                   offs of L-1011 aircraft).

Credit Documentation:            The Secured Credit Facility will be subject
                                 to the preparation, execution and delivery of mutually acceptable documentation ("Credit
                                 Documentation") which will contain Conditions
                                 Precedent, Representations and Warranties,
                                 Covenants, Events of Default and other
                                 provisions customarily found in the
                                 Arranger's and Citicorp U.S.A.'s credit
                                 documentation for facilities of this nature.

Conditions Precedent to
the Closing Date:                Customary for facilities of this nature
                                 including, but not limited to:

                                 a)  execution of mutually acceptable Credit
                                     Documentation;
                                 b) creation and perfection of any lien granted over the Collateral;
                                 c) the plan of, and amounts involved in, the roll-over of management and equity options acceptable to the Arranger;

                                 d) the completion of legal due diligence in connection with the transactions contemplated hereby and due diligence in respect of the Collateral (including rotables, receivables and appraisal of the value of the relevant Collateral by an independent, third party appraisal firm or firms satisfactory to the Arranger), the results of which shall be reasonably satisfactory to the Arranger in all respects;
                                 e)  certified copies of each of Borrower's
                                     and Amtran's articles of incorporation,
                                     by-laws, board resolutions relating to
                                     the Secured Credit Facility and
                                     incumbency certificates;
                                 f) legal opinions from special New York
                                    counsel for each of the Borrower and
                                    Amtran and a solvency opinion from an
                                    independent solvency evaluator
                                    satisfactory to the Arranger;
                                 g) a certified or conformed copy of the
                                    merger agreement, as in effect on the
                                    Closing Date (including without
                                    limitation all amendments and supplements thereto), together with a description of the Borrower's plans with respect to the retention of key management;
                                 h) delivery of pro forma consolidated
                                    financial statements of Amtran and its
                                    consolidated subsidiaries after giving
                                    effect to the Acquisition;
                                 i) evidence that the Acquisition has been
                                    or will be, consummated simultaneously
                                    with the making of the initial borrowing;
                                 j) a list of Borrower's and Amtran's assets
                                    pledged to secure any financing (other
                                    than the Secured Credit Facility), as of the Closing Date;
                                 k) the absence of a material adverse change
                                    since December 31, 2000 in the business, financial condition or results of operations of Amtran and its subsidiaries, taken as a whole;
                                 l) disclosure of material agreements;
                                 m) neither the Secured Credit Facility nor
                                    the consummation of transactions
                                    contemplated thereby will conflict with, violate, or result in a default under any material contract, agreement, or instrument to which Amtran or any of its subsidiaries is a party and that will remain outstanding after giving effect to the Acquisition;
                                 n) evidence that as of the Closing Date the
                                    funded lease-adjusted debt of Amtran and its subsidiaries is no more than US$955 million;

                                 o) evidence that as of the Closing Date,
                                    Amtran's minimum cash (or cash
                                    equivalents) on hand is no less than $85 million;
                                 p) evidence that excess availability under
                                    the Borrowing Base is no less than $50
                                    million; and
                                 q) payment of accrued fees and expenses.

Conditions Precedent to
Each Advance under
Secured Credit Facility:         Customary for credit facilities of this type
                                 including, but not limited to: no unmatured
                                 Event of Default or Event of Default
                                 (collectively, a "Default") shall have
                                 occurred and be continuing, the
                                 representations and warranties set forth under "Representation and Warranties" below shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on the date of each Advance, except to the extent such representation and warranty relates to an earlier date (in which case on and as of such earlier date) and compliance with the Borrowing Base.

Negative Covenants:              Customary for credit facilities of this type
                                 including, but not limited to: limitations on other indebtedness and liens, limitations on investments and acquisitions, limitations on restricted payments, limitations on the sale of assets, limitations on mergers and consolidations, limitations on capital expenditures, and limitations on transactions with affiliates. Negative covenants shall be applicable to Amtran and to each of its subsidiaries.

Affirmative Covenants:           Customary for credit facilities of this type
                                 including, but not limited to: maintenance of existence, performance of obligations, delivery of financial and other information, maintenance of properties and insurance, compliance with laws and regulations, inspection of books and records, payment of taxes; and continuing obligation to ensure the facility is secured. Affirmative covenants shall be applicable to Amtran and to each of its subsidiaries.

Representations and Warranties:  Customary for credit facilities of this type including, but not limited to, the following:

                                 a)  organization, power and authority;
                                 b)  due authorization and legality of Credit
                                     Documentation; no violation of laws or
                                     material contracts;

                                 c)   governmental licenses and approvals;
                                 d)   legality, validity, binding effect,
                                      enforceability of Credit Documentation;
                                 e)   financial statements; absence of a
                                      material Adverse change since December 31, 2000 in the business, financial condition or results of operations of Amtran and its subsidiaries, taken as a whole;
                                 f)   absence of material litigation;
                                 g)   taxes;
                                 h)   full disclosure;
                                 i) compliance with law, including applicable aviation laws and regulations, and regulations and orders;
                                 j)   Investment Company Act;
                                 k)   solvency;
                                 l)   Credit Documentation in proper legal form;
                                 m)   liens;
                                 n)   margin regulations; and
                                 o) consummation of the Acquisition including related approvals and absence of material litigation.

Events of Default:               Customary for credit facilities of this type,
                                 including, but not limited to, the following:

                                 a) nonpayment of principal, interest, fees, or other amounts due under the Secured Credit Facilities, subject (except in the case of principal) to a grace period of 3 business days;
                                 b)  material inaccuracy of representations
                                     and warranties;
                                 c)  violation of covenants (including,
                                     without limitation, the failure to
                                     maintain the necessary operating
                                     licenses) subject, in the case of
                                     covenants other than those financial
                                     covenants relating to insurance and
                                     operating licenses and other covenants
                                     customarily not subject to a grace period or not curable, to a grace period of 30 days;
                                 d)  the Borrower's loss of status as
                                     a Certificated Air Carrier;
                                 e)  bankruptcy, judgment of $10 million or
                                     greater and not discharged, bonded or
                                     stayed; and ERISA events;
                                 f) invalidity or non-perfection of collateral; lack of first priority of liens; and
                                 g)  cross-default and cross-acceleration to
                                     other indebtedness of each of Amtran and its subsidiaries subject to minimum amounts to be agreed.

Voting: Amendments and waivers with respect to the Credit Documentation shall require the approval of Lenders holding not less than a majority of the aggregate amount outstanding under the Secured Credit Facility and unused commitments under the Secured Credit Facility (the "Majority Lenders"), except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of final maturity of any loan,
                                 (ii) reductions in the rate of interest or any fee or extensions of any due date thereof, and (iii) increases in the amount or extensions of the expiry date of any Lender's commitment and (b) the consent of 100% of the Lenders shall be required with respect to (i) modifications to any of the voting percentages and (ii) release of the Guarantors or all or substantially all of the Collateral (other than as permitted under the Secured Credit Facility).

Assignments and
Participations:                  The Lenders shall be permitted to assign and
                                 sell participations in their loans and
                                 commitments, subject, in the case of
                                 assignments (other than to another Lender or to an affiliate of a Lender), to the consent of the Administrative Agent (which consent shall not be unreasonably withheld). Non-pro rata assignments shall be permitted. In the case of partial assignments (other than to another Lender or to an affiliate of a Lender), the minimum assignment amount shall be $5,000,000 unless otherwise agreed by the Administrative Agent. Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions. Voting rights of participants shall be limited to those matters with respect to which the affirmative vote of the Lender from which it purchased its participation would be required as described under "Voting" above. Pledges of Loans in accordance with applicable law shall be permitted without restriction; provided that no Lender shall be released from its obligations under the Secured Credit Facility as a result of any such pledge.

Yield Protection:                The Credit Documentation shall contain
                                 customary provisions (a) protecting the
                                 Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes and (b) indemnifying the Lenders for "breakage costs" incurred in connection with, among other things, any prepayment of a LIBOR loan on a day other than the last day of an Interest
                                 Period with respect thereto.

Expenses:                        All (a) reasonable legal and out-of-pocket
                                 expenses incurred by the Syndication Agent, the Administrative Agent and the Arranger in connection with the syndication of the Secured Credit Facility and the preparation, negotiation, execution and delivery of the Credit Documentation and (b) legal and out-of-pocket expenses incurred by the
                                 Administrative Agent and the Lenders in
                                 connection with the enforcement of the Credit
                                 Documentation will be for the account of the Borrower.

Outside Counsel
to the Arranger:                 Milbank, Tweed, Hadley & McCloy LLP.

Governing Law:                   The State of New York.


                               Project Brickyard
             $175,000,000 3-Year Secured Revolving Credit Facility
                                 Pricing Grid*


===================================================================================================================================
                        LEVEL 1                LEVEL 2                LEVEL 3                LEVEL 4

BASIS FOR          LT Senior Secured    LT Senior Secured       LT Senior Secured       LT Senior Secured       Rated Less Than
PRICING            Bank Debt Rated      Bank Debt Rated         Bank Debt Rated         Bank Debt Rated         Level 4
                   At Least BB+ By      Less Than Level 1       Less Level 2 But        Less Than Level 3
                   Standard & Poor's    But At Least BB By      At Least BB- By         But At Least B+
                   or Ba1 By Moody's    Standard & Poor's       Standard & Poor's       Standard & Poor's
                                        or Ba2 By Moody's.      or Ba3 By Moody's.      or B1 By Moody's.
===================================================================================================================================

COMMITMENT FEE (1)        37.5 bps               50.00 bps               50.00 bps               50.00bps                50.00 bps
-----------------------------------------------------------------------------------------------------------------------------------

LC FEE                  175.00 bps              225.0 bps               275.00 bps              325.00 bps              400.00 bps

-----------------------------------------------------------------------------------------------------------------------------------
EURODOLLAR
APPLICABLE MARGIN       175.00 bps              225.00 bps              275.00 bps              325.00 bps              400.00 bps

-----------------------------------------------------------------------------------------------------------------------------------
BASE RATE
APPLICABLE MARGIN        75.00 bps              100.00 bps              150.00 bps              200.00 bps              275.00 bps
-----------------------------------------------------------------------------------------------------------------------------------

         (1)      Paid quarterly in arrears on the unused amount of the Facility.

         bps = basis points per annum

         * Assuming a senior secured long-term debt rating of BB- or Ba3 on the Closing Date.




                                Project Brickyard
              $175,000,000 3-Year Secured Revolving Credit Facility
                                  Pricing Grid*

===================================================================================================================================
                              LEVEL 1                 LEVEL 2                        LEVEL 3
BASIS FOR PRICING     LT Senior Secured       LT Senior Secured Bank      LT Senior Secured Bank Debt      Rated Less Than Level 3
                      Bank Debt Rated At      Debt Rated Less Than        Rated Less Than Level 2 But
                      Least BB By Standard    Level 1 But At Least        At Least B+ By Standard &
                      & Poor's or Ba2 By      BB- By Standard & Poor's    Poor's or  B1  By Moody's.
                      Moody's.                or  Ba3  By Moody's.
===================================================================================================================================

COMMITMENT FEE (1)            50.0 bps                  50.00 bps                 50.00 bps                     50.00 bps

-----------------------------------------------------------------------------------------------------------------------------------

LC FEE                       225.00 bps                300.0 bps                 350.00 bps                    400.00 bps

-----------------------------------------------------------------------------------------------------------------------------------
EURODOLLAR APPLICABLE
MARGIN                       225.00 bps                300.00 bps                350.00 bps                    400.00 bps

-----------------------------------------------------------------------------------------------------------------------------------
BASE RATE APPLICABLE
MARGIN                       150.00 bps                175.00 bps                225.00 bps                    275.00 bps
-----------------------------------------------------------------------------------------------------------------------------------

         (1)   Paid quarterly in arrears on the unused amount of the Facility.

         bps = basis points per annum

         * ASSUMING A SENIOR SECURED LONG TERM DEBT RATING OF B+ AND B1 ON THE CLOSING DATE

